

Mail Stop 3720

May 29, 2009

Via U.S. Mail and facsimile to (304) 724-3786

Mr. Wallace E. Boston, Jr.
President and Chief Executive Officer
American Public Education, Inc.
111 West Congress Street
Charles Town, West Virginia 25414

>   **Re: American Public Education, Inc.
>   Form 10-K for the fiscal year ended December 31, 2008
>   Filed March 10, 2008
>   File No. 001-33810**

Dear Mr. Boston:

We have reviewed your Form 10-K and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 14

Annual Incentive Cash Compensation, page 17

1.   We note your explanation of SSQ goals and financial performance goals on pages
        17 and 18 and that each such component constitutes one-half of the payout under
        the Annual Incentive Compensation Plan; unless, however, the NEOs are able to
        exceed the budgeted adjusted EBITDA performance target by 20% and, in that
        case, the maximum bonus payout is based solely on exceeding the EBITDA
        performance target. To help investors readily understand the mechanics of how
        you calculate the payouts under your Annual Incentive Compensation Plan, in
        future filings, please consider using a chart, or other similar means, to illustrate
        how each NEO may receive his or her cash bonus under the SSQ and EBITDA
        components of your cash incentive plan.

2.   In the third paragraph of page 18, you disclose the budgeted adjusted EBITDA
        performance target for 2008. In future filings, if you continue to use a 30%
        growth in adjusted EBITDA over the prior year as a threshold (or other similar
        threshold) for paying out 50% of the financial performance component of your
        Annual Incentive Compensation Plan, please disclose exactly what EBITDA
        amount constitutes 30% growth over the prior year so that investors can readily
        understand your threshold performance targets.

3.   To further enhance your disclosure in future filings, please also disclose the exact
        amount of growth beyond the 30% level (or similar threshold) that is matched to a
        certain payment. As well, disclose the exact amount of payouts that are matched
        to certain levels of achievement between the budgeted EBITDA performance
        target and 20% beyond such target. In these disclosures, please consider using a
        chart, or other similar means, so that investors can easily understand how the
        level of achievement of a specific EBITDA amount matched with a certain
        payout.

4.   In the third full paragraph on page 20, you state that your NEOs achieved on average at least 100% of the baseline metrics of your SSQ goals and achieved all of your financial performance goals, including achieving beyond 20% of the adjusted EBITDA performance target for 2008 to earn the maximum bonus payout. In the Grants of Plan-Based Awards table on page 25, you show that the maximum amount that may be awarded to Ms. Gilbert and Mr. Leuba is $131,040 under the Annual Incentive Compensation Plan. However, in the Summary Compensation Table on page 24, Ms. Gilbert and Mr. Leuba earned $168,480 under the Annual Incentive Compensation Plan. Please reconcile the two disclosures.

*   *   *   *

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director